Exhibit 21

BRF — BRASIL FOODS S.A.

PROPOSAL OF THE BOARD OF DIRECTORS

FOR THE SPECIAL GENERAL MEETING

TO BE HELD ON AUGUST 18, 2009.

Dear Shareholders,

The Board of Directors of BRF - Brasil Foods S.A. (corporate name of Perdigão S.A. as of July 8, 2009 the “Company” or “BRF”) submits before to you the following proposals for resolution at a Special General Meeting of the Company, to be held on August 18, 2009:

1)              Vote on the terms and conditions of the Protocol and Justification of Merger of Shares related to the merger of all common and preferred shares issued by Sadia S.A. (“Sadia”) by BRF (Perdigão’s S.A new name as of July 8, 2009), except for those held indirectly by BRF itself by means of HFF;

2)              Ratify the hire and appointment of the audit companies: (i) Banco de Investimentos Credit Suisse (Brasil) S/A, enrolled with the National Register of Corporate Taxpayers (CNPJ/MF) under No. 33.987.793/0001-33 (“Credit Suisse”), in charge of drafting the report to determine the ratio of shares issued by Sadia for shares issued by Perdigão; and (ii) Planconsult Planejamento e Consultoria Ltda., enrolled with the CNPJ/MF under No. 51.163.798/0001-23, in charge of assessing the shares of Sadia for purposes of determining Company’s  capital increase;

3)              Vote on the reports and substitution rate contained in the report drafted by Credit Suisse;

4)              Vote on the merger of shares issued by Sadia by BRF and authorize the Company’s capital increase to be made with such merged shares, while simultaneously amending section 5 of the BRF’ bylaws, in order to reflect the capital increase.

This is the Board’s proposal and hopes will be approved by  shareholders.

Shareholders of the Company interested in accessing the information or raising any question related to the proposals above may contact the Company’s Investor Relations office at any of the following telephones: 3718-5301/5306/5791/5465 or by e-mail: acoes@perdigao.com.br.

São Paulo (SP), July 8, 2009.

Nildemar Secches	Francisco Ferreira Alexandre

Carlos Alberto Cardoso Moreira	Luís Carlos Fernandes Afonso

João Vinicius Prianti	Manoel Cordeiro Silva Filho

Décio da Silva	Rami Naum Goldfajn

IMPORTANT NOTICE

This business combination involves the securities of a Brazilian company. The business combination is subject to disclosure requirements of Brazil that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Brazil, and some or all of its officers and directors may be residents of Brazil. You may not be able to sue a Brazilian company or its officers or directors in a Brazilian court for violations of the U.S. securities laws. It may be difficult to compel a Brazilian company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This notice is not an offering document or constitutes an offering for the disposal or request of offering for the purchase of any securities or even a request of any vote or approval.

Investors of “American Depositary Receipts” (“ADRs”) of SADIA and holders of preferred shares of SADIA are advised to read the information document provided in respect of the association between SADIA and BRF — BRASIL FOODS S.A. (“BRF”), considering it shall contain relevant information.

American investors holding common shares of SADIA are advised to read any other materials drafted by BRF to the shareholders holding common shares of Sadia regarding the merger, considering that such documents shall contain relevant information. BRF expects to submit copies of such documents to the U.S. Securities and Exchange Commission (“SEC”) as soon as such documents are available, and the investors are entitled to obtain copies of such documents and any other documents filed by the Companies with SEC at the SEC website: www.sec.gov. Copies of any other information documents prepared for the holders of ADRs or American shareholders holding common or preferred shares of SADIA also may be obtained free of charge with BRF, if available.

PROPOSTA DO CONSELHO DE ADMINISTRAÇÃO PARA A ASSEMBLÉIA GERAL EXTRAORDINÁRIA A SER REALIZADA NO DIA 18.08.2009